L A M Y

201 Allen St.

Unit 10104

New York, NY 10002

657-315-8312

lamy@twoplus1.live

December 22, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Division of Corporation Finance Office of Trade & Services

Re:	L A M Y Registration Statement on Form S-1 Filed July 27, 2022 File No. 333-266341

Ladies and Gentlemen:

We are submitting this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail dated December 14, 2022, relating to the Company's Registration Statement on Form S-1/A, filed with the Commission on December 12, 2022 (the “Registration Statement”). Herewith, Amendment No. 5 to the Registration Statement (“Amendment No. 5”) is being filed in response to the Commission's comments on the Registration Statement. The numbered paragraphs below correspond to the numbered comments in the Staff's letter, and the Staff’s comments are presented in bold italics.

Amendment No. 4 to Registration Statement on Form S-1

Report of Independent Registered Public Accounting Firm, page F-2

1.	We note the changes you made in response to comment 2. Please obtain and file an audit report that reflects the restatement. In addition, provide a disclosure of the nature and the impact of the error. Refer to ASC 250-10-50-7.

In response to the Staff’s comment, the Company has revised the report and disclosure in question accordingly.

Should the Staff have any additional questions or comments regarding the foregoing, please do not hesitate to contact us at lamy@twoplus1.live.

Sincerely,

L A M Y

/s/ Dwight Witmer